SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)
(Amendment No. 6)

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Dov Charney

American Apparel, Inc.

747 Warehouse Street

Los Angeles, California 90021

(213) 488-0226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

David J. Johnson, Jr., Esq.

John Laco, Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, California 90071

(213) 430-6000

April 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,923,088

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 44,923,088

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,923,088

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (see Item 5) ☒

13.	Percent of Class Represented by Amount in Row 11 45.6%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, dated March 13, 2009 and filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 14, 2009 and filed by the reporting person with the SEC on April 16, 2009 (“Amendment No. 2”), Amendment No. 3 thereto, dated December 7, 2010 and filed by the reporting person with the SEC on December 7, 2010 (“Amendment No. 3”), Amendment No. 4 thereto, dated February 18, 2011 and filed by the reporting person with the SEC on March 1, 2011 and Amendment No. 5 thereto, dated March 24, 2011 and filed by the reporting person with the SEC on March 28, 2011 (“Amendment No. 5,” and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 are collectively referred to herein as the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.                              Source and Amount of Funds or Other Consideration.

The response to Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 3:

The reporting person intends to use personal funds to purchase the Initial Shares (as defined in Item 6) for an aggregate cash consideration of approximately $0.7 million and to pay approximately $1.4 million for the exercise of the Purchase Right (as defined in Item 6), if exercised.

Item 4.                            Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 4:

The information under Item 6 of the Schedule 13D under the subheadings “Charney Purchase Agreement between the Reporting Person and the Issuer” and “Voting Agreement among the Reporting Person and the Other Purchasers” is incorporated by reference into this Item 4.

Item 5.                            Interest in Securities of the Issuer.

(a) and (b)     The response to Item 5 of the Schedule 13D is hereby amended and supplemented by replacing subsections (a) and (b) in their entirety with the following:

The reporting person directly beneficially owns 44,923,088 shares of Common Stock, representing approximately 45.6% of the outstanding shares of Common Stock based on the Issuer having 98,547,932 shares of Common Stock outstanding as of April 27, 2011.  The reporting person has the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by the reporting person.

As a result of the Investment Voting Agreement (as defined in Item 6), the reporting person and Lion Capital (Guernsey) II Limited, a Guernsey limited company (“Lion”), may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934,

as amended (the “Exchange Act”), that collectively beneficially owns approximately 64,745,998 shares of Common Stock, or 54.7% of the Issuer’s total number of shares of Common Stock outstanding as of April 27, 2011, calculated in accordance with Rule 13d-3 of the Exchange Act (after giving effect to the full issuance of the 16,000,000 shares of Common Stock issuable upon exercise of the Lion Warrant (as defined in Item 6), the issuance of 759,809 shares of Common Stock issuable upon exercise of the New Lion Warrant issued to Lion/Hollywood L.L.C. on March 24, 2011 as described and defined in the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2011, the issuance of 3,063,101 shares issuable upon the exercise of the New Lion Warrant as described and defined in the Issuer’s Current Report on Form 8-K filed with the SEC on April 28, 2011 and the Voting Agreement (as defined in Item 6)), for purposes of Section 13(d) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is a member of a group with Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is the beneficial owner of any Common Stock beneficially owned by Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Charney Purchase Agreement between the Reporting Person and the Issuer

On April 27, 2011, the Issuer and the reporting person entered into, and closed the transactions under a Purchase Agreement dated as of April 27, 2011 (the “Charney Purchase Agreement” and, such closing the “Closing”).  Pursuant to the Charney Purchase Agreement, subject to receipt of requisite stockholder approval (i) the reporting person agreed to purchase from the Issuer 777,778 shares of Common Stock (the “Initial Shares”) at a price of $0.90 per share for aggregate cash consideration of approximately $0.7 million, (ii) the Issuer granted to the reporting person a right to purchase up to 1,555,556 additional shares of Common Stock (such right, the “Purchase Right”) at a price of $0.90 per share for aggregate cash consideration of approximately $1.4 million, and (iii) the reporting person received a right to receive up to 37,979,982 shares of Common Stock if the market price of the Common Stock meets certain thresholds, on the terms and conditions described in the Charney Purchase Agreement (the “Anti-Dilution Provision”).

The Purchase Right is exercisable for a 180-day period after the Closing, subject to certain topping-up and anti-dilution adjustments for additional issuances for cash of Common Stock (or securities exercisable, exchangeable or convertible for Common Stock), prior to the one-year anniversary of the Closing (a “New Issuance”), including reduction of the price per share to the lowest-issued price for New Issuances made at a price below $0.90 per share, subject to some exceptions, as described in the Charney Purchase Agreement.

The Anti-Dilution Provision provides that the reporting person has a right to receive from the Issuer, subject to the satisfaction of certain average volume weighted closing price targets, and other terms and conditions set forth in the Charney Purchase Agreement, up to 37,979,982 shares of Common Stock comprised of (i) up to 12,659,994 shares of Common Stock (the “Initial

Anti-Dilution Shares”) as anti-dilution protection with respect to the issuance of approximately 15.8 million shares of Common Stock to certain investors led by Canadian financier Michael Serruya and his family, Delavaco Capital, Inc., Dynamic Power Hedge Fund and Front Street Investment Management Inc. (the “Other Purchasers”) pursuant to a Purchase and Investment Agreement dated as of April 21, 2011 (the “Investor Purchase Agreement”), and (ii) up to an additional 25,319,988 shares of Common Stock (the “Purchase Right Anti-Dilution Shares”) as anti-dilution protection with respect to the issuance to the Other Purchasers of the Investor Purchase Right Shares (as defined below) in proportion to the exercise by the Other Purchasers of their right to purchase (“Investor Purchase Right”) up to an aggregate of approximately 27.4 million additional shares of Common Stock (the “Investor Purchase Right Shares”) pursuant to the Investor Purchase Agreement.

Each of the Initial Anti-Dilution Shares and, if applicable, the Purchase Right Anti-Dilution Shares are issuable in three equal installments, one per each measurement period set forth below, subject to meeting the applicable average volume weighted closing price for 60 consecutive trading days, calculated as set forth in the Charney Purchase Agreement (“VWAP”) as follows:

(i)           for the measurement period from April 16, 2012 to and including April 15, 2013, if the VWAP of the Common Stock during a period of 60 consecutive trading days exceeds $3.25 per share;

(ii)        for the measurement period from but not including April 16, 2013 to and including April 15, 2014, if the VWAP of the Common Stock during a period of 60 consecutive trading days exceeds $4.25 per share; and

(iii)     for the measurement period from but not including April 16, 2014 to and including April 15, 2015, if the VWAP of the Common Stock during a period of 60 consecutive trading days exceeds $5.25 per share.

Pursuant to the Charney Purchase Agreement, the Issuer agreed, to the extent that the Company determines that stockholder approval is required for any of the transactions thereunder, to, as soon as practicable after the Closing, amend its preliminary proxy statement filed with the SEC on April 5, 2011 accordingly, including to seek approval of (i) a charter amendment to increase the number of authorized shares by a number sufficient to include the shares issuable pursuant to the Investor Purchase Right, the Purchase Right and the Anti-Dilution Provision (the “Charter Amendment Proposal”) and (ii) as and to the extent required under the rules of the NYSE Amex, the issuance of shares pursuant to the Investor Purchase Right, the Purchase Right and the Anti-Dilution Provision (the “Additional Shares Proposal”).  The Issuer also will seek stockholder approval of the issuance of the Initial Shares to the reporting person.

Voting Agreement among the Reporting Person and the Other Purchasers

The reporting person also entered into a Voting Agreement (the “New Voting Agreement”), dated as of April 26, 2011, with the Other Purchasers.  Pursuant to the New Voting Agreement, the reporting person has agreed to vote or execute consents, as applicable, with respect to all of the shares of Common Stock that he at such time beneficially owns, or cause to be voted or a consent to be executed with respect to such shares of Common Stock he at such time controls, in favor of the Charter Amendment Proposal and the Additional Shares Proposal.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Charney Purchase Agreement and New Voting Agreement which are filed herewith as Exhibits K and L, respectively and are incorporated herein by reference.

Item 7                               Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of such Item 7:

Exhibit K                Purchase Agreement, dated as of April 27, 2011, between American Apparel, Inc. and Dov Charney (incorporated by reference to Exhibit 10.2 of the Issuer’s Amendment No. 1 to Current Report on Form 8-K/A, filed on April 28, 2011).

Exhibit L                 Form of Voting Agreement, dated as of April 26, 2011, between Dov Charney and the other persons signatory thereto (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on April 28, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2011

/s/ Dov Charney
Dov Charney

EXHIBIT INDEX

Exhibit No.	Description

K

Purchase Agreement, dated as of April 27, 2011, between American Apparel, Inc. and Dov Charney (incorporated by reference to Exhibit 10.2 of the Issuer’s Amendment No. 1 to Current Report on Form 8-K/A, filed on April 28, 2011).

L

Form of Voting Agreement, dated as of April 26, 2011, between Dov Charney and the other persons signatory thereto (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on April 28, 2011).